UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: November 17, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                  Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)

Date: November 17, 2008	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

For Immediate Release                                                                                             Date:  November 17, 2008
08-38-TC

Fort Hills Energy Limited Partnership Defers Mine Decision Until 2009

And Defers Upgrader

Vancouver, BC - Teck ComincoLimited (TSX:TCK.A and TCK.B, NYSE:TCK) today announced thatFort Hills Energy L. P. (“The Partnership”) has announced that it will defer the final investment decision on the mining portion of the Fort Hills oil sands project until a cost estimate consistent with the current market environment can be established. The Partnership now anticipates making a final investment decision in 2009. The Sturgeon Upgrader portion of the Project will be put on hold and a decision on whether to proceed with the upgrader will be made at a later date. The full text of today’s Fort Hills announcement is set out below.

Fort Hills Energy Limited Partnership Defers Mine Decision Until 2009

And Defers Upgrader Decision

Calgary, AB – The Fort Hills Energy L. P. (“The Partnership”) announced today that it will defer the final investment decision on the mining portion of the Project (“Project”) until a cost estimate consistent with the current market environment can be established. The Partnership now anticipates making a final investment decision in 2009. The Sturgeon Upgrader (“Upgrader”) portion of the Project will be put on hold and a decision on whether to proceed with the Upgrader will be made at a later date.

The Partnership is deferring the Upgrader at this time to reduce overall cost exposure on the Project and will now focus efforts on developing the mine and bitumen production facilities. The Partnership will use the extra time to evaluate opportunities for cost reductions, execution efficiencies and the overall project schedule for bitumen production. The Partnership remains committed to retention of the leases and is holding discussions with the Government of Alberta on the current lease term..

The Partnership consists of Petro-Canada with a 60% interest, UTS Energy Corporation with a 20% working interest and Teck Cominco Limited with a 20% interest, with Petro-Canada Oil Sands Inc., a wholly owned subsidiary of Petro-Canada, as the contract operator for the Project.

Petro-Canada is one of Canada's largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. Its common shares trade on the Toronto Stock Exchange (TSX) under the symbol PCA and on the New York Stock Exchange (NYSE) under the symbol PCZ.

UTS Energy Corporation is focused on growing and developing oil sands assets. The company was instrumental in re-establishing the Fort Hills Oil Sands Project and is the principal founder of the Fort Hills Energy Partnership. Based in Calgary, Alberta, the company's common shares are traded on the TSX under the symbol UTS.

Teck Cominco Limited is a diversified mining company, headquartered in Vancouver, Canada. Its shares are listed on the TSX under the symbols TCK.A and TCK.B and on the NYSE under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold, indium and other specialty metals. Further information can be found at www.teck.com.

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For further information, please contact:

Investor Relations Contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Cominco Limited

(604) 699-4014

email: greg.waller@teck.com

Media Contact:

Sarah Goodman

Director, Corporate Affairs

Teck Cominco Limited

(604) 699 4407

email: sarah.goodman@teck.com

Legal Notice – Forward-Looking Information

This release contains forward-looking information. You can usually identify this information by such words as "plan," "anticipate," "forecast," "believe," "target," "intend," "expect," "estimate," "budget" or other similar wording suggesting future outcomes or statements about an outlook. Below are examples of references to forward-looking information:

• future capital, exploration and other costs and expenditures	• project development and expansion schedules and results
• business strategies and goals (including whether a project will be sanctioned)	• pre-production and operating costs
• construction and repair activities	• future regulatory approvals
• future oil and gas production levels and the sources of their growth	• future results of exploration activities and dates by which certain areas may be developed or may come on-stream

Such forward-looking information is subject to known and unknown risks and uncertainties. Other factors may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to:

• industry capacity	• the effects of weather and climate conditions
• imprecise reserves estimates of recoverable quantities of oil from resource plays, and other sources not currently classified as reserves	• the results of exploration and development drilling, and related activities

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• the ability of suppliers to meet commitments	• decisions or approvals from administrative tribunals
• risks attendant with international domestic oil and gas operations	• expected rates of return
• general economic, market and business conditions	• competitive actions by other companies
• fluctuations in oil and natural gas prices and supplies	• refining and marketing margins
• fluctuations in interest rates and foreign currency exchange rates	• actions by governmental authorities (including changes in taxes, royalty rates and resource-use strategies)
• changes in environmental and other regulations	• international political events
• nature and scope of actions by stakeholders and/or the general public

Many of these and other similar factors are beyond the control of Petro-Canada, Teck and UTS. Petro-Canada, Teck and UTS discuss these factors and other risks in greater detail in their respective annual information forms and other filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

We caution readers that this list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information in this release is made as of the date of this release and, except as required by applicable laws, Petro-Canada, Teck and UTS do not intend to update it publicly or revise it. This cautionary statement expressly qualifies the forward-looking information in this release.

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